As filed with the Securities and Exchange Commission on March 1, 2011
Securities Act File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Fidus Investment Corporation

Address of Principal Business Office:	1603 Orrington Avenue, Suite 820
Evanston, Illinois 60201

Telephone Number:	(847) 859-3940

Name and Address of Agent for Service of Process:	Edward H. Ross
Fidus Investment Corporation
1603 Orrington Avenue, Suite 820
Evanston, Illinois 60201
     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Evanston and the state of Illinois on the 1st day of March, 2011.

FIDUS INVESTMENT CORPORATION
/s/ Edward H. Ross
Name:	Edward H. Ross
Title:	Chief Executive Officer and Chairman of the Board

Attest: /s/ Cary L. Schaefer
Name:	Cary L. Schaefer
Title:	Chief Financial Officer